UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d) of the Securities and Exchange Act of 1934

Date of Report (Date of earliest event reported): December 10, 2019

CITIZENS FINANCIAL SERVICES, INC.
(Exact Name of Registrant as Specified in its Charter)

Pennsylvania	0-13222	23-2265045
(State or Other Jurisdiction of Incorporation)	(Commission File No.)	(I.R.S. Employer Identification No.)

15 South Main Street, Mansfield, Pennsylvania	16933
(Address of Principal Executive Offices)	(Zip Code)

Registrant’s telephone number, including area code:  (570) 662-2121

Not applicable
(Former Name or Former Address, if Changed Since Last Report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

⌧          Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)
◻	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)
◻	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))
◻	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class	Trading Symbol(s)	Name of Each Exchange on Which Registered

Indicate by check mark whether the Registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.
Emerging growth company  ◻

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act.  ◻

Item 1.01        Entry into a Material Definitive Agreement.

On December 10, 2019, Citizens Financial Services, Inc. (“Citizens”) and MidCoast Community Bancorp, Inc. (“MidCoast”) amended Section 4.3.1 of the previously reported Agreement and Plan of Merger dated as of September 18, 2019 (the “Merger Agreement”)  The amendment corrects inadvertent errors with respect to the authorized capital stock of MidCoast and the specific number of shares of MidCoast Class A common stock issued and outstanding as of the date of the Merger Agreement.  For additional information, reference is made to the First Amendment to Agreement and Plan of Merger dated as of December 10, 2019, which is filed as Exhibit 2.1 to this Current Report on Form 8-K and which is incorporated by reference herein in its entirety.

Additional Information About the Proposed Merger and Where to Find It

Citizens will file a registration statement with the SEC under the Securities Act of 1933, as amended, which will include a proxy statement/prospectus and other relevant documents in connection with the proposed merger.  MIDCOAST SHAREHOLDERS ARE URGED TO READ THE PROXY STATEMENT/PROSPECTUS CAREFULLY WHEN IT BECOMES AVAILABLE, INCLUDING ANY AMENDMENTS OR SUPPLEMENTS TO IT, BECAUSE IT WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PROPOSED MERGER.

The proxy statement/prospectus (when it becomes available) and any other documents Citizens has filed and will file with the SEC may be obtained free of charge at the SEC's website (www.sec.gov).  In addition, copies of the documents Citizens has filed or will file with the SEC may be obtained free of charge by contacting Randall E. Black, Citizens Financial Services, Inc., 15 South Main Street, Mansfield, PA 16933.

Participants in the Transaction

The directors, executive officers, and certain other members of management and employees of MidCoast are participants in the solicitation of proxies in favor of the proposed merger from the shareholders of MidCoast. Information regarding the directors and executive officers of MidCoast, and the interests of such participants, will be included in the proxy statement/prospectus and the other relevant documents filed with the SEC when they become available.

No Offer or Solicitation

This Current Report on Form 8-K does not constitute an offer to sell or a solicitation of an offer to buy any securities.  The shares of common stock of Citizens are not savings or deposit accounts and are not insured by the Federal Deposit Insurance Corporation or any other government agency.

Item 9.01        Financial Statements and Exhibits.

(d) Exhibits.

Exhibit 2.1	First Amendment to Agreement and Plan of Merger dated as of December 10, 2019.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, hereunto duly authorized.

Citizens Financial Services, Inc.

Date: December 10, 2019	By:	/s/ Randall E. Black
Randall E. Black
President and Chief Executive Officer